OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0157 Expires: September 30, 2019 Estimated average burden hours per response. . . . . . . .3

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

	1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

		[ ]	Merger

		[X]	Liquidation

		[ ]	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

		[ ]	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

	2.	Name of fund: Man FRM Alternative Multi-Strategy Fund LLC (the "Fund")

	3.	Securities and Exchange Commission File No.: 811-10083

	4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

		[ ]	Initial Application [X]	Amendment

	5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

Man FRM Alternative Multi-Strategy Fund LLC
452 Fifth Avenue, 26th Floor
New York, NY 10018

	6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Karen Spiegel, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2192

	7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

FRM Investment Management (USA) LLC
452 Fifth Avenue, 26th Floor
New York, NY 10018

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

	[X]	Management company;

	[ ]	Unit investment trust; or

	[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

	[ ]	Open-end	[X]	Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

FRM Investment Management (USA) LLC
452 Fifth Avenue, 26th Floor
New York, NY 10018

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

Merrill Lynch, Pierce, Fenner & Smith Incorporated
One Bryant Park
New York, NY 10036

13.	If the fund is a unit investment trust ("UIT") provide:

	(a)	Depositor's name(s) and address(es):

	(b)	Trustee's name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

	[ ]	Yes	[X]	No

If Yes, for each UIT state:
Name(s):

File No.: 811- __________

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

		[X]	Yes	[ ]	No

If Yes, state the date on which the board vote took place: April 25, 2019

If No, explain:

		(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

			[ ]	Yes	[X]	No

If Yes, state the date on which the shareholder vote took place:

If No, explain: Pursuant to the Fund's Limited Liability Company Agreement, a vote by members of the Fund ("Members") is not required in order to liquidate or dissolve the Fund.

II.	Distributions to Shareholders

	16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

		[X]	Yes	[ ]	No

		(a)	If Yes, list the date(s) on which the fund made those distributions:

40% July 30, 2019

54% November 1, 2019

6% July 14, 2020

		(b)	Were the distributions made on the basis of net assets?

			[X]	Yes	[ ]	No

		(c)	Were the distributions made pro rata based on share ownership?

			[X]	Yes	[ ]	No

		(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

		(e)	Liquidations only:

Were any distributions to shareholders made in kind?

			[ ]	Yes	[X]	No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

	17.	Closed-end funds only:
Has the fund issued senior securities?

		[ ]	Yes	[X]	No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

	18.	Has the fund distributed all of its assets to the fund's shareholders?

		[ ]	Yes	[X]	No

If No,
		(a)	How many shareholders does the fund have as of the date this form is filed? The Fund has accounted on its books and records for the distribution to shareholders of all of its assets. However, two shareholders have not yet received their liquidation proceeds as they cannot be located. These unpaid liquidation proceeds, totaling $180,050.17, are being held by the Fund's transfer agent as it attempts to locate the shareholders.

		(b)	Describe the relationship of each remaining shareholder to the fund: The Fund's transfer agent is continuing to work to locate two individual shareholders who have not been able to be contacted to date. If their standard processes do not result in the location of such shareholders, the assets shall escheat in accordance with applicable state law if the shareholders cannot be located and paid within the requisite time period established by state law .

	19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

		[X]	Yes	[ ]	No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

See response to Item 18.

III.	Assets and Liabilities

	20.	Does the fund have any assets as of the date this form is filed?
(See question 18 above)

		[X]	Yes	[ ]	No

If Yes,
		(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

			Cash		$83,471.18

			Tax Receivable		$67,724.22

There are $180,050.17 of unpaid liquidation proceeds that are being held by the Fund's transfer agent for the benefit of the two shareholders who have not received their liquidation proceeds. This amount is not an asset of the Fund and is subject to escheatment as noted in Item 18. Therefore, this amount is not included in the list of assets retained by the Fund.

		(b)	Why has the fund retained the remaining assets?

The Fund has retained cash to pay liquidation expenses incurred through the date of the Fund's termination under Delaware law. In addition, the Fund has a receivable attributable to a tax refund claim. In the event that the amount of remaining assets exceeds the amount of Fund expenses and other liabilities, if any, the excess will be distributed promptly to former members of the Fund on a pro rata basis.

		(c)	Will the remaining assets be invested in securities?

		[ ]	Yes	[X]	No

	21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

		[X]	Yes	[ ]	No

If Yes,
		(a)	Describe the type and amount of each debt or other liability:

The Fund has the following estimated liabilities:

				Admin Fee Payable:	$17,900

				Custody Fee Payable:	$7,321.22

				Director Fee Payable:	$40,000

				Legal Fees Payable:	$85,974.18

The liquidation proceeds that have not as yet been distributed to two former shareholders (see responses to Item 18 and Item 20) are held by the Fund's transfer agent and are no longer Fund assets and do not represent a liability of the Fund.

		(b)	How does the fund intend to pay these outstanding debts or other liabilities?

The Fund expects to pay its estimated liabilities from assets that have been retained by the Fund. In the event those assets are insufficient to pay those liabilities, they will be paid by the Fund's investment adviser.

IV.	Information About Event(s) Leading to Request For Deregistration

	22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses:	$150,000

(ii)	Out of Pocket expenses:	$ 10,000

(iii)	Deregistration and N-8 Filing costs:	$ 2,000

(iv)	Total expenses (sum of lines (i)-(iii) above): approximately $162,000

		(b)	How were those expenses allocated? The expenses associated with liquidation are being paid by the Fund.

		(c)	Who paid those expenses? The expenses have been and are being paid by the Fund.

		(d)	How did the fund pay for unamortized expenses (if any)? Not applicable.

	23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

		[ ]	Yes	[X]	No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

	24.	Is the fund a party to any litigation or administrative proceeding?

		[ ]	Yes	[X]	No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

	25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

		[ ]	Yes	[X]	No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

	26.	(a)	State the name of the fund surviving the Merger:

		(b)	State the Investment Company Act file number of the fund surviving the Merger:

		(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

		(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Man FRM Alternative Multi-Strategy Fund LLC; (ii) he is an authorized signatory of Man FRM Alternative Multi-Strategy Fund LLC; and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

(Signature)

/s/ Colin Bettison
Colin Bettison
Chief Executive Officer